Exhibit 99.1

Amira Nature Foods Ltd Completes Debt Financing of EUR25mn to Support International Expansion

DUBAI, United Arab Emirates,  (March 12, 2019) (BUSINESS WIRE) -- Amira Nature Foods Ltd (the "Company")  (NYSE: ANFI), a global provider of packaged specialty rice, today announced a financing in the amount of EUR25 million. The debt contains a fixed interest rate of 8.5% and is due December 17, 2023. The debt was raised by Amira’s European subsidiary. The proceeds from the financing are expected to strengthen Amira’s international business.

Karan A. Chanana, Amira’s Chairman and Chief Executive Officer, commented, “We are excited to announce this financing and believe it will strongly support Amira’s international business.”

The offering of the notes has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and the notes may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell, or a solicitation of an offer to purchase, any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer or solicitation would be unlawful.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a global provider of packaged specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Germany, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Wendy Eguez

The Amira Group

+447340071854

wendy.eguez@theamiragroup.com